UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FITLIFE BRANDS, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
33817P108
(CUSIP Number)
Dayton Judd c/o Fitlife Brands, Inc. 5214 S. 136th Street Omaha, Nebraska 68137 402-333-5260
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 3, 2019 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33817P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Dayton Judd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 945,715 (1)
	(8)	Shared Voting Power 3,910,703 (2)
	(9)	Sole Dispositive Power 945,715 (1)
	(10)	Shared Dispositive Power 3,910,703 (2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,856,418
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 37.9%
(14)	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 710,715 shares of Common Stock, and (ii) 235,000 shares of Common Stock issuable upon the exercise of certain stock options held by Mr. Judd individually.
(2) Includes (i) 38,600 shares of Common Stock held indirectly by Mr. Judd through his IRA; (ii) 102,869 shares of Common Stock held indirectly by Mr. Judd through his SEP IRA; (iii) 2,285,539 shares of Common Stock held by Sudbury Holdings, LLC; (iv) 1,141,304 shares of Common Stock issuable upon the conversion of 525 shares of the Company’s Series A Convertible Preferred Stock held by Sudbury Holdings, LLC; and (v) 342,391 shares of Common Stock issuable upon the exercise of certain warrants held by Sudbury Holdings, LLC.

CUSIP No. 33817P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital Fund LP 38-3873725
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,769,234 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,769,234 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,769,234
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 29.9%
(14)	Type of Reporting Person (See Instructions) PN

(1) Includes (i) 2,285,539 shares of Common Stock held by Sudbury Holdings, LLC; (ii) 1,141,304 shares of Common Stock issuable upon the conversion of 525 shares of the Company’s Series A Convertible Preferred Stock held by Sudbury Holdings, LLC; and (iii) 342,391 shares of Common Stock issuable upon the exercise of certain warrants held by Sudbury Holdings, LLC.

CUSIP No. 33817P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,769,234 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,769,234 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,769,234
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 29.9%
(14)	Type of Reporting Person (See Instructions) HC

(1) Includes (i) 2,285,539 shares of Common Stock held by Sudbury Holdings, LLC; (ii) 1,141,304 shares of Common Stock issuable upon the conversion of 525 shares of the Company’s Series A Convertible Preferred Stock held by Sudbury Holdings, LLC; and (iii) 342,391 shares of Common Stock issuable upon the exercise of certain warrants held by Sudbury Holdings, LLC.

CUSIP No. 33817P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital GP, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,769,234 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,769,234 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,769,234
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 29.9%
(14)	Type of Reporting Person (See Instructions) PN

(1) Includes (i) 2,285,539 shares of Common Stock held by Sudbury Holdings, LLC; (ii) 1,141,304 shares of Common Stock issuable upon the conversion of 525 shares of the Company’s Series A Convertible Preferred Stock held by Sudbury Holdings, LLC; and (iii) 342,391 shares of Common Stock issuable upon the exercise of certain warrants held by Sudbury Holdings, LLC.

CUSIP No. 33817P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,769,234 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,769,234 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,769,234
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 29.9%
(14)	Type of Reporting Person (See Instructions) IA

(1) Includes (i) 2,285,539 shares of Common Stock held by Sudbury Holdings, LLC; (ii) 1,141,304 shares of Common Stock issuable upon the conversion of 525 shares of the Company’s Series A Convertible Preferred Stock held by Sudbury Holdings, LLC; and (iii) 342,391 shares of Common Stock issuable upon the exercise of certain warrants held by Sudbury Holdings, LLC.

Item 1. Security and Issuer

This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of FitLife Brands Inc. (the "Company"). The aggregate number of shares of Common Stock held by the Reporting Persons, as set forth herein, includes 1,141,304 shares of Common Stock issuable upon the conversion of 525 shares of the the Company's Series A Convertible Preferred Stock, as well as 342,391 shares of Common Stock issuable upon exercise of certain warrants held by the Reporting Persons. The Company reports that its principal executive offices are located at 5214 S. 136th Street, Omaha, NE 68137.

Item 2. Identity and Background

(a)
This Statement is filed by Dayton Judd; Sudbury Capital Fund, LP, a Delaware limited partnership and pooled investment vehicle; Sudbury Holdings, LLC, a Delaware limited liability company; Sudbury Capital Management, LLC, a Delaware limited liability company and the Investment Adviser; and Sudbury Capital GP, LP, a Delaware limited partnership and the General Partner of the pooled investment vehicle.

Mr. Judd is the Managing Member of the Investment Advisor and Partner and Manager of the General Partner.

Each of the Fund, the General Partner, the Investment Advisor and Mr. Judd is referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a "group."

(b)
The business address of each of the Reporting Persons is 5214 S. 136th Street, Omaha, Nebraska 68137.

(c)
The principal business of the Fund is serving as a private investment fund. The principal business of the General Partner is to provide investment advisory and management services to private investment funds, including the Fund. The General Partner has delegated the management of the Fund's investment program to the Investment Advisor. The principal business of the Investment Advisor is to provide investment advisory services, including to the Fund. The principal occupation of Mr. Judd is serving as investment manager and advisor to the Fund.

(d)
None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Mr. Judd is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

Other than for those shares of Common Stock and shares of Common Stock issuable upon the exercise of certain stock options held directly by Mr. Judd and those shares held indirectly by Mr. Judd through his IRA and SEP IRA, the source of funds used in purchasing the Company's securities was working capital of the Fund. The total cost for purchasing the securities held by the Reporting Persons, including the shares of Series A Preferred and Warrants, as set forth below, less broker fees and those costs incurred by Mr. Judd in connection with the acquisition of those securities held individually by him, reported in this Statement was approximately $2,754,765 in the aggregate. Mr. Judd paid an additional $53,092 for those shares of Common Stock he holds individually.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or other Company securities, or dispose of some or all of the shares of Common Stock or other securities held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable; subject to the provisions of the Company's Insider Trading and Unauthorized Disclosure Policy and applicable securities law and regulations.

In addition to acquiring the securities for investment purposes, Mr. Judd is a member of the Company's executive management team and Board of Directors, and currently serves as the Company's Chief Executive Officer and Chairman. That said, none of the Reporting Persons have any other present plan or proposal that would result in any of the actions described in paragraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
Other than Mr. Judd, who beneficially owns an aggregate of 4,856,418 shares of Common Stock, representing approximately 37.9% of the Company's shares of Common Stock, each of the Reporting Persons beneficially own 3,769,234 shares of Common Stock, which includes 1,141,304 shares of Common Stock issuable upon the conversion of 525 shares of the Company's Series A Convertible Preferred Stock and 342,391 shares of Common Stock issuable upon the exercise of Warrants held by the Reporting Persons, and which represents approximately 29.9% percent of the Company's outstanding shares of Common Stock. The Fund directly holds the number and percentage of shares disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Other than the Fund and Mr. Judd, as disclosed in the applicable tables set forth on the cover page of this Statement, none of the other Reporting Persons directly hold any of the shares disclosed in this Statement.

Each percentage ownership of shares set forth in this Statement is based on the 11,084,545 shares of Common Stock reported by the Company as outstanding on November 14, 2018 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarter ended September 30, 2018. As applicable, the Reporting Persons have included the shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock and upon exercise of the Warrants and certain stock options, as required by Section 13d-3 of the Securities Exchange Act of 1934, as amended.

The General Partner, as general partner to the Fund, and the Investment Advisor, as the investment manager to the Fund, may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. As principal of the General Partner and the Investment Advisor, Mr. Judd may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. Each of the General Partner, the Investment Advisor and Mr. Judd expressly disclaims beneficial ownership of the Fund's shares of Common Stock.

(b)
The Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. The General Partner, as the general partner of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. The Investment Advisor, as the investment manager of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. Mr. Judd, as principal of the General Partner and the Investment Advisor, may also be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund.

(c)
The transactions effected by each of the Reporting Persons since the most recent filing of the Reporting Persons' Schedule 13D/A are set forth in Schedule A to this Statement.

(d)
Not applicable.

(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 hereof is hereby incorporated herein by reference. Other than as described in Items 2, 3, and 4 hereof, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the issuer.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURES

Date: January 17, 2019	By:	/s/ Dayton Judd

Date: January 17, 2019	Sudbury Capital Fund, LP
	By:	/s/ Dayton Judd

Name: Dayton Judd
Title: Member of the General Partner of the General Partner of Sudbury Capital Fund, LP

Date: January 17, 2019	Sudbury Holdings, LLC
	By:	/s/ Dayton Judd

Name: Dayton Judd
Title: Sole Member

Date: January 17, 2019	Sudbury Capital GP, LP
	By:	/s/ Dayton Judd

Name: Dayton Judd
Title: Member of the General Partner of Sudbury Capital GP, LP

Date: January 17, 2019	Sudbury Capital Management, LLC
	By:	/s/ Dayton Judd

Name: Dayton Judd
Title: Managing Member

Schedule A

Transactions by Sudbury Holdings, LLC in the Common Stock of the Company during the past 60 days:

Transaction Date	Number of Shares Purchased	Price Per Share ($)	Beneficial Owner

December 13, 2018	2,500	0.41	Dayton Judd
December 14, 2018	13,000	0.41	Dayton Judd
December 17, 2018	5,000	0.40	Dayton Judd
December 18, 2018	9,169	0.40	Dayton Judd
December 18, 2018	18,000	0.40	Dayton Judd
December 27, 2018	10,800	0.40	Dayton Judd
December 27, 2018	16,100	0.37	Dayton Judd
December 28, 2018	15,000	0.29	Dayton Judd
December 31, 2018	7,500	0.36	Dayton Judd
January 3, 2019	1,022,701	0.50	Dayton Judd
January 4, 2019	88,298	0.40	Dayton Judd